SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Nuveen NASDAQ 100 Dynamic Overwrite Fund

Address of Principal Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy, Esq.

Vice President and Secretary

Nuveen NASDAQ 100 Dynamic Overwrite Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies of Notices and Communications to:

Deborah Bielicke Eades Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES   [    ]                              NO   [ X ]

Item 1.	Exact name of registrant.

Nuveen NASDAQ 100 Dynamic Overwrite Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on May 20, 2014.

Item 3.	Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Sub-adviser

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Name and Address	Position with Registrant

William Adams IV 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Name and Address	Position with Registrant

Gifford R. Zimmerman 333 West Wacker Drive Chicago, Illinois 60606	Chief Administrative Officer

Kevin J. McCarthy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Secretary

Stephen D. Foy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Controller

Walter M. Kelly 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Chief Compliance Officer

Scott S. Grace 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Treasurer

Kathleen L. Prudhomme 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Joel T. Slager 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Cedric H. Antosiewicz 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Margo L. Cook 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Lorna C. Ferguson 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Tina M. Lazar 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not Applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.    Registrant will file a registration statement on Form N-14 in connection with reorganization transactions (the “Reorganizations”), whereby Nuveen Equity Premium Advantage Fund, a Massachusetts business trust, and NASDAQ Premium Income & Growth Fund Inc., a Maryland corporation (together, the “Target Funds”), shall each transfer substantially all of its assets to Registrant in exchange for newly issued shares of Registrant and Registrant shall assume substantially all of the liabilities of the Target Funds. Registrant currently intends to make a public offering of its securities only in connection with the closing of the Reorganizations.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $0. Registrant was formed for the purpose of effecting the Reorganizations and does not intend to commence operations prior to the consummation of the Reorganizations.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No. Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Not Applicable

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the state of Illinois on the 22nd day of May, 2014.

Nuveen NASDAQ 100 Dynamic Overwrite Fund

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Chief Administrative Officer

Attest:

/s/ Virginia L. O’Neal
Virginia L. O’Neal